April 27, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Justin Dobbie
J. Nolan McWilliams, Attorney-Advisor

Re:	Success Entertainment Group International, Inc.
Registration Statement on Form S-1 Filed January 3, 2018 File No. 333-222396

Dear Mr. McWilliams:

On behalf of Success Entertainment Group International, Inc., a Nevada corporation (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 P.M. Eastern Time on Wednesday, May 2, 2018, or as soon thereafter as is practicable.

Sincerely,

By:	/s/ Brian Kistler
Brian Kistler, President

cc:	Justin Dobbie	U.S. Securities and Exchange Commission